               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Berkshire Hathaway Inc.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)


                               1440 Kiewit Plaza
    ----------------------------------------------------------------------------
                                   (Street)

        Omaha                       Nebraska                          68131
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)            July 30, 2001
                                                                  --------------

3.  IRS Identification Number of Reporting Person, if an Entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol XTRA Corporation (XTR)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer              X  10% Owner    ___ Other
                                            ---
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

    ____ Form Filed by One Reporting Person
     X   Form filed by More than One Reporting Person
    ----
--------------------------------------------------------------------------------
             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------
Common Stock              0**                 N/A**               N/A**
--------------------------------------------------------------------------------
                **See footnote (1) below.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reported person, see Instruction 5(b)(v).

    FORM 3 (continued)  TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
N/A
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) In connection with the offer by BX Merger Sub Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of Bershire Hathaway, Inc., a Delaware corporation ("Berkshire"), to purchase all of the outstanding shares of common stock of XTRA Corporation, a Delaware corporation (the "Company"), Purchaser, Berkshire, and certain stockholders of the Company (the "Stockholders") entered into a Stockholders Agreement, dated July 30, 2001. As a result of the Stockholders Agreement, Purchaser, Berkshire and Warren E. Buffett, who may be deemed to control Berkshire, may be deemed to be beneficial owners, for purposes of determining status as a 10% holder, of the 3,175,594 shares of the Company's common stock owned by the Stockholders. Purchaser and Berkshire do not presently have any pecuniary interest in these shares of common stock. The Stockholders Agreement was attached as an exhibit to the Current Report on Form 8-K filed by the Company on July 31, 2001, and is incorporated herein by reference.

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


See attached signature page          August 7, 2001
-------------------------------    ------------------
**Signature of Reporting Person          Date


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                            Joint Filer Information
                            -----------------------

--------------------------------------------------------------------------------
Name:     BX Merger Sub Inc.
Address:  1440 Kiewit Plaza
          Omaha, Nebraska 68131
Designated Filer: Berkshire Hathaway Inc.
Issuer and Ticker Symbol: XTRA Corporation (XTR)
Date of Event Requiring Statement: July 30, 2001


Name:     Warren E. Buffett
Address:  1440 Kiewit Plaza
          Omaha, Nebraska 68131
Designated Filer: Berkshire Hathaway Inc.
Issuer and Ticker Symbol: XTRA Corporation (XTR)
Date of Event Requiring Statement: July 30, 2001
--------------------------------------------------------------------------------

                        Signatures of Reporting Persons
                        -------------------------------


  Berkshire Hathaway Inc.
/s/  Marc D. Hamburg                          /s/ Warren E. Buffett
---------------------------------------      -----------------------------------
By:  Marc D. Hamburg                         Warren E. Buffett
Its: Vice President and Chief Financial
     Officer


BX Merger Sub Inc.
/s/  Marc D. Hamburg
---------------------------------------
By:  Marc D. Hamburg
Its: President